SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ/MF) 42.150.391/0001-70
Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY - CVM 00482-0

NOTICE TO SHAREHOLDERS

DISTRIBUTION OF DIVIDENDS

Braskem S.A. (“Braskem”) hereby informs its shareholders and the market in  general that the Annual Shareholders Meeting held on April 9, 2014, approved the payment of dividends regarding the fiscal year ended December 31, 2013, in the total amount of R$482,593,324.83, which corresponds to 94.68% of adjusted net income in the period, resulting in the amounts of (i) R$0.606188802 per common share or preferred share (class “A” or “B”); and (ii) R$1.212377604 per ADR.

The payment of dividends will begin as of April 23, 2014, with no withholding income tax, pursuant to the laws and regulations in force, without interest or monetary adjustment.

As of April 10, 2014, the common shares and the class “A" and "B" preferred shares issued by Braskem, as well as the ADRs, will trade "ex-dividends," with April 9, 2014 considered the "Brazilian Record Date" and April 21, 2014 considered the "U.S. Record Date" in order to comply the obligations assumed under the ADR program maintained by Braskem in the United States of America.

Banco Itaú Unibanco S.A. is available to Shareholders to answer any questions by telephone at +55 (11) 3003-9285 in Brazil's state capitals and metropolitan areas and at 0800 720-9285 from other locations in the country, or at the Shareholder Services Locations at the following bank branches:

BRASÍLIA BRANCH SPECIALIZING IN SECURITIES

SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja

Centro – Brasília/DF

CEP: 70300-500

BELO HORIZONTE BRANCH SPECIALIZING IN SECURITIES

Av. João Pinheiro, 195 – Subsolo

Centro – Belo Horizonte/MG

CEP: 30130-180

CURITIBA BRANCH SPECIALIZING IN SECURITIES

R. João Negrão, 65 – Sobreloja

Centro – Curitiba/PR

CEP: 80010-200

PORTO ALEGRE BRANCH SPECIALIZING IN SECURITIES

R. Sete de Setembro, 746 – Térreo

Centro – Porto Alegre/RS

CEP: 90010-190

RIO DE JANEIRO BRANCH SPECIALIZING IN SECURITIES

R. Sete de Setembro, 99 – Subsolo

Centro – Rio de Janeiro/RJ

CEP: 20050-005

SÃO PAULO BRANCH SPECIALIZING IN SECURITIES

R. Boa Vista, 176 – 1 Subsolo

Centro - Sao Paulo/SP

CEP: 01092-900

SALVADOR BRANCH SPECIALIZING IN SECURITIES

Av. Estados Unidos, 50 - 2º andar - (Ed. SESQUICENTENÁRIO)

Comércio - Salvador/BA

São Paulo, April 9, 2014

Mario Augusto da Silva

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.